

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

August 20, 2010

David H. Gransee
Vice President and Chief Financial Officer
Manitex International, Inc.
9725 Industrial Drive
Bridgeview, Illinois 60455

> **Re: Manitex International, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 30, 2010**
> **Form 10-Q for the quarterly period ended June 30, 2010**
> **File No. 001-32401**

Dear Mr. Gransee:

We have reviewed your response dated August 19, 2010. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended June 30, 2010

Note 18. Transactions between the Company and Related Parties, page 24

1.   In your response to prior comment 2 you state that at the time of the assignment, all the significant operations of GT had previously been sold during 2007 and 2008 and the assignments were primarily made because GT had no value to the prior owners. In Note 18 you disclose that the company purchases and sells parts to GT Distribution, LLC. ("GT") including its subsidiaries, BGI USA, Inc. ("BGI") and SL Industries, Ltd ("SL"). You further disclose that BGI is a distributor of assembly parts used to manufacture various lifting equipment and SL manufactures fabricated and welded components used to manufacture various lifting equipment. We also note that for the six months ended June 30, 2010 and 2009, you made purchases from GT of $984,000 and $1,209,000. We further note from page 106 of your December 31, 2009 Form 10-K that purchases from GT were $2,216,000, $1,482,000, and $2,092,000 in 2007, 2008 and 2009. Please reconcile these disclosures with your response that GT had no significant business operations and explain further the purpose of the assignment and why it was not considered compensation pursuant to FASB ASC 718-10-15-4.

        You may contact Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 or me at (202) 551-3671 if you have any questions.

                                Sincerely,

                                Martin James
                                Senior Assistant Chief Accountant